SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20
Company Registry (NIRE) 41300036535
CVM Registration 1431-1
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Notice about Related-Party Transaction

Companhia Paranaense de Energia (“Copel”), a company that generates, transmits, distributes and trades energy, in compliance with CVM Resolution 80, of March 29, 2022, hereby informs its shareholders and the market in general of the following related-party transaction:

Name of Related Parties	STATE OF PARANÁ (“Granting Authority”) and COMPANHIA PARANAENSE DE GÁS – COMPAGAS (“Concessionaire”)
Relationship with the Company	Companhia Paranaense de Gás - Compagas (“Company”) is a mixed-capital entity controlled by Companhia Paranaense de Energia – Copel, which, in turn, has the State of Paraná as its controlling shareholder.
Transaction Date	December 26, 2022.
Purpose of the Agreement	The agreement was signed for the exploitation of piped gas distribution services in the State of Paraná.
Main Terms and Conditions

Based on article 16 of State Complementary Law No. 205, of December 17, 2017, the Concession object of the Concession Agreement signed between the Granting Authority and the Concessionaire on December 20, 1996, can be extended for a period of 30 (thirty) years as of the expiration date of the original Concession Agreement, that is, as of July 6, 2024. Therefore, the maturity of the agreement may be extended until July 6, 2054, from which no additional extension shall be permitted, except if authorized under applicable law.

The extension of the Concession referred in the Agreement is carried out upon the payment of a Grant Bonus, in the amount of R$508,000,000.00 (five hundred and eight million reais), to be reverted in favor of investments in the State of Paraná, pursuant to article 17, paragraph 3, of Complementary State Law No. 205, of 2017. The payment of the Grant Bonus shall be used to compensate the credits in the Concessionaire's previous concession agreement, in the amount of R$98,000,000.00 (ninety-eight million reais), resulting in a balance of R$410,000,000 00 (four hundred and ten million reais) payable through financial disbursements by the Concessionaire to the State of Paraná within 30 (thirty) days after the signing of this Agreement, which can be extended, exceptionally and duly justified, for an additional 30 (thirty) days.

Information about the participation of the counterparty, its partners or management in the Company’s decision-making process about the transaction or negotiation of the transaction as representatives of the Company, describing such participation

The approval of the proposal to renew Compagas' concession for the distribution of piped gas services was favorably recommended by Copel's Board of Directors at its 2,530th Meeting held on November 29, 2022, and from by the Investment and Innovation Committee at its 27th Meeting held on November 29, 2022.

The matter was also appreciated and discussed within the scope of the Statutory Audit Committee at its 267th Meeting, held on November 30, 2022, from the perspective of the transaction being among related parties, in which no reservations were identified for the approval of the proposal presented.

The Board of Directors, at its 220th Extraordinary Meeting held on November 30, 2022, approved the proposal to renew Compagas' concession for the distribution of piped gas services, observing that the effectiveness of the transaction was subject to approval by the Compagas’ General Shareholders’ Meeting and the signing of the agreement with the Granting Authority.

Detailed justification of why the issuer’s management considers that the transaction is conducted on an arm’s length basis or envisages appropriate compensatory payment

Due to its nature, the transaction could not be carried out with third parties in the market.

The opinions prepared by Copel and hired advisors demonstrated strategic and financial advantages and, therefore, supported the rite of governance that approved the proposal to renew the concession for the distribution of piped gas distribution services by Companhia Paranaense de Gás – Compagas.

Opinions regarding legal, risk, regulatory, governance, financial and accounting matters were also prepared, in which no reservations were identified for the transaction.

Curitiba, December 29, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For more information, please contact the Investor Relations team:
ri@copel.com or +55 (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 29, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.